Mail Stop 7010




February 17, 2006


Via U.S. mail and facsimile

Mr. John Z. Pare
General Counsel
Hughes Supply, Inc.
501 West Church Street
Orlando, FL 32805

Re:	Hughes Supply, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 27, 2006
File No. 001-08772

Dear Mr. Pare:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the EDGAR code under which you filed your Schedule 14A was PRE 14A. It appears that the EDGAR code for your Schedule 14A should be PREM14A, as it relates to a business combination.
Please revise accordingly.
Summary, page 5

2. Please relocate the Summary section so that it precedes the Q&A section. See Instruction 2 to Item 1001 of Regulation M-A.

3. Please revise the Summary section so that it sets forth only the principal terms of the proposed merger instead of summarizing the entire filing. It should be no longer than a couple of pages and should be written in plain English. See Item 1001 of Regulation M-A.

4. Please revise the fourth sentence of the introductory paragraph to eliminate the implication that stockholders do not have any rights relating to the summary of the merger agreement in your proxy statement. Please also comply with this comment in the third sentence of the first paragraph in the section entitled "Proposal 1 -
The Merger Agreement" on page 45.

5. Please delete the second introductory paragraph, as the information is clear from the context.

Caution Regarding Forward-Looking Statements, page 12

6. Please revise the first and second sentences of the last paragraph to eliminate the implication that you do not have responsibility under the federal securities laws for all information contained in your proxy statement. Please also comply with this comment in the fourth last sentence of the top paragraph on page 23.

Background of the Merger, page 17

7. We note the disclosure in the second sentence of the fifth paragraph on page 18. Please disclose the information required by
Item 1015(b)(3) of Regulation M-A with respect to the selection of Lehman Brothers as your financial advisor. For example, did you consider other potential financial advisors and, if so, why did you choose Lehman Brothers?

8. We note the disclosure in the eighth paragraph on page 20.
Please
disclose the reasons why the compensation committee approved new severance agreements.

Opinion of Our Financial Advisor, page 28

9. Please delete the last sentence of the second paragraph, as stockholders are entitled to rely solely on the disclosure in your proxy statement. Please also comply with this comment in the second sentence of the first paragraph in the section entitled "Proposal 1 -
The Merger Agreement" on page 45.
Non-Qualified Deferred Compensation Plans, page 40

10. Please quantify the benefits to be received under your non-qualified deferred compensation plan.

Proposal 1 - The Merger Agreement

11. We note the disclosure in the fifth and sixth sentences of the first paragraph. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Representations and Warranties, page 51

12. We note the disclosure in the fifth and seventh sentences of the first paragraph. Please be advised that, notwithstanding this disclosure, you are responsible for considering whether additional disclosure may be required to make statements included in your proxy statement not misleading.

*	*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551- 3767 with any questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. Thomas A. Roberts
Ms. Marita A. Makinen
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

Mr. Tom McAleavey
Holland & Knight LLP
200 South Orange Avenue
Suite 2600
Orlando, FL  32801
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Mr. John Z. Pare
Hughes Supply, Inc.
February 17, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE